UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

EXPLANATORY NOTE

VinFast Auto Ltd. (“VinFast”, “we”, or the “Company”) is amending its report on Form 6-K originally furnished to the Securities and Exchange Commission on April 17, 2024 (the “Original 6-K”) in order to restate and replace the unaudited condensed consolidated financial statements as of March 31, 2024 and for the three months ended March 31, 2023 and 2024 (the “Interim Financial Statements”) included in the Original 6-K.

As previously reported, on July 29, 2024, the management of the Company and the Company’s board of directors and audit committee concluded that the Company’s previously issued Interim Financial Statements should no longer be relied upon. The accounting errors requiring the restatement of the Interim Financial Statements relate to the recognition of revenue from sale of vehicles on a bill-and-hold basis, the accounting for an after-sales policy. In addition, the restated Interim Financial Statements reflect an update of the financial statements of VinFast’s subsidiary, VinES Energy Solution Joint Stock Company following its 2023 audited financial statements as a subsequent event as the subsidiary’s fiscal year 2023 audit was completed after the date of the Company’s previously issued Interim Financial Statements. This Form 6-K/A includes the restated Interim Financial Statements and restated delivery information also originally included in the Original 6-K. The individual restatement matters that underlie the restatement adjustments are described in Exhibit 99.1 to this Form 6-K/A under the heading “Restatement of the financial statements.”

In connection with the restatement of the Interim Financial Statements and in accordance with the Company’s updated methodology for presenting vehicle delivery information previously disclosed in the Company’s Amendment No. 1 to its annual report on Form 20-F, filed with the Commission on September 10, 2024, the Company is also correcting the delivery information included in the Original 6-K as set forth in Exhibit 99.2 to this Form 6-K/A.

This Form 6-K/A shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-278251) of VinFast Auto Ltd. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: September 19, 2024	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Restated Unaudited Condensed Consolidated Financial Statements as of March 31, 2024 and for the three months ended March 31, 2023 and 2024
99.2	Restated Delivery Information